FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 15 October 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F |X|                              Form 40-F
                  -----                                      -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

          Yes                                       No     |X|
             -------                                   ----------


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures                                                         Page
Additional listing                    15 October 2002               1


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6K Filing 15 October 2002
London Stock Exchange RNS announcement.

This announcement replaces the Additional Listing announcement released yesterday at 14:12 under RNS number 5007C. The number of shares to be listed was 11,654 and not 11,250 as previously stated. All other details remain unchanged the amended text appears below.

ebookers plc (the "Company")

                               Additional Listing
                               ------------------

Following the Company's announcement on Thursday 10 October 2002, application has been made for a total of 11,654 Ordinary Shares of 14 pence each in the Company to be admitted to the official list.

Admission is expected to become effective on 17 October 2002.

15 October 2002
                                     --end--



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  October 22, 2002
                                                     Helen O'Byrne
                                                     Company Secretary



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